Exhibit 99.1

WOWJOINT

Building for Tomorrow

China's Innovative Infrastructure Solution Provider

Business Combination with

China Fundamental Acquisition Corporation

(OTCBB: CFQCF)

December 2009



Disclaimer/Forward-Looking Statements

WOWJOINT

In connection with the proposed acquisition, China Fundamental Acquisition Corporation ("CFAC") will prepare a proxy statement to be submitted to the U.S. Securities and Exchange Commission ("SEC") under cover of a report of foreign private issuer on Form 6-K. When completed, a definitive proxy statement and a form of proxy will be mailed to the shareholders of CFAC seeking their approval of the transaction. Before making any voting decision, CFAC's shareholders are urged to read the proxy statement regarding the acquisition carefully and in its entirety because it will contain important information about the proposed acquisition. CFAC's shareholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents submitted to the SEC from its website at http://www.sec.gov. CFAC's shareholders will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail to Chun Yi Hao at China Fundamental Acquisition Corporation, Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong. CFAC and its directors and officers may be deemed to be participants in the solicitation of proxies from CFAC's shareholders with respect to the proposed acquisition. Information about CFAC's directors and officers and their ownership of CFAC's ordinary shares is set forth in CFAC's annual report on Form 20-F for the fiscal year ended December 31, 2008. Shareholders may obtain additional information regarding the interests of CFAC and its directors and officers in the acquisition, which may be different than those of CFAC's shareholders generally, by reading the proxy statement and other relevant documents regarding the proposed acquisition, when submitted to the SEC.

This document includes "forward-looking statements" within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: future operating or financial results; future growth expectations and acquisitions; uncertainties as to the timing of the acquisition; approval of the transaction by CFAC shareholders; the satisfaction of closing conditions to the transaction; costs related to the acquisition; the performance of Wowjoint; the impact of inflation generally as well as on the rising costs of materials; specific economic conditions in China generally or in the construction machinery and equipment markets in which Wowjoint operates; changes in demand for non-standard special construction machinery and equipment used in bridge, road and railway construction; changes in Wowjoint's operating expenses, including steel and other raw materials prices; changes in laws and regulations adversely affecting the construction machinery and equipment business in which Wowjoint operates; potential liability from future litigation; and the diversion of management time on acquisition and integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this report and documents submitted to the SEC. CFAC undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. All forward-looking statements are qualified in their entirety by this cautionary statement.

Disclaimer/Forward-Looking Statements

WOWJOINT

This presentation includes certain estimated financial information that is not derived in accordance with U.S. generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. China Fundamental and Wowjoint believe that the presentation of these non-GAAP financial measures serves to enhance the understanding of the financial performance of Wowjoint and the proposed acquisition. However, these non-GAAP financial measures should be considered in addition to ad not as substitutes for, or superior to, measures of financial performance prepared in accordance with GAAP. Such information and data may not be included in, may be adjusted in or may be presented differently in, China Fundamental's proxy statement to solicit shareholders approval for the proposed acquisition.

Raised $33,900,000 in May 2008 SPAC IPO

$7.97 per share held in trust

5,320,312 total shares currently outstanding

7,264,756 total warrants currently outstanding

Derived From:

- 4,256,250 units placed at $8.00 per unit
  - Each unit comprised of one common share and one warrant
  - Warrant convertible at $5.00 and callable if common shares trade > $10.00 for 20 out of 30 days
- 1,064,062 units & 1,944,444 warrants issued to Management and Private Placement Investors pre-IPO
- Underwriter UPO to purchase 225,000 units at an exercise price of $10.00

Contents

WOWJOINT

Company Overview



Company Overview

WOWJOINT

- Wowjoint is a market leader in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of:
  - Railways
  - Highways
  - Bridges
  - Viaducts
- Among the top three providers in the China market in each of its main product lines
  - Special Carrier
  - Tyre Trolley
  - Launching Gallery
  - Integrated Launching Carrier
- Leading industry innovator and first to market with key technology in China each year since inception
  - First company to introduce the Prefabricated Segmental Bridge Construction Techniques to China
  - No. 1 manufacturer of integrated launching carrier and No. 1 designer of 900MT special carrier in China

Company Overview (continued)

WOWJOINT

- Grew from $2 million in orders in 2005, its first full operating year, to $45 million in most recent year
- Expanding sales nationally and internationally
  - Sales in 2008 and 2009 in Italy, Germany, Russia and the UAE
- Blue Chip customer base comprised of leading infrastructure players in the China market
  - Multibillion USD public and private companies
- Advanced R&D and technical know-how
  - Strategic relationship with Beijing Jiaotong University
- Experienced management team members with deep industry knowledge and government relationships are veterans of:
  - China Academy of Railway and Science
  - Beijing Railway Bureau

Company Overview (continued)
Selective Primary Products – Land Use

WOWJOINT

Current Products

1 Special Carrier Series

Equipment for handling heavy and bulky loads



- Straddle Carrier/Mobilift
- 450, 900MT Special Carrier
- Slab Mobilift with Double Cantilevers

2 Tyre Trolley Series

Equipment for transporting large and heavy loads



- Flat Tyre Trolley
- Tyre Trolley for Box Beam with 17 axles
- Tyre Trolley for Box Beam with 16 axles

3 Launching Gantry Series

Equipment for erecting bridges and viaducts



- 450,900,1400MT Launching Gantry with Shorter Under-bridge
- 450,900,1400MT Integrated Launching Carrier
- Span by Span Launching Gantry

4 Integrated Launching Carrier

Special Equipment



- Combination of Gantry, carrier and Trolley
- 450, 900MT
- Going through tunnels

Financial Projections


Revenue
USD Million
YoY Growth Rate:23.2%
50
40
30
20
10
0
36.2
44.6
2008
2009


Net Profit / Net Margin
USD Million
Yoy Growth Rate:151.3%
20
10
0
40%
20%
0%
3.9
9.8
10.8%
22.0%
2008
2009
Net Profit
Net Margin


EPS*
Projected Growth Rate: up to 27.2%
1.5
1.3
1.1
0.9
0.7
0.5
0.3
0.1
1.03
1.31
1.21
2008
2009
2010

*On a primary shares basis assuming 9.53 million shares outstanding post combination representing 35% redemption of SPAC common at close

CHARDAN
CAPITAL MARKETS

Wowjoint equipment and services were deployed and utilized in construction of 5,600 km of railways from 2005 through 2009

2004

- Founded in March 2004
- Participated in:
  - ✓ Design of Hangzhou Bay Bridge – the longest cross-sea bridge in the world



2005

- Participated in:
  - ✓ Guangdong Express Railway (construction completed)
  - ✓ Beijing to Tianjin (construction completed)



2006

- Obtained 5 Patents
- Obtained first operation facility
- Participated in:
  - ✓ Shijiazhuang to Taiyuan (under-construction)
  - ✓ Fuzhou to Xiamen (under-construction)
  - ✓ Zhengzhou to Xian (under-construction)



2007

- First Time Export to Arab States Market
- Participated in:
  - ✓ Wuhan to Guangzhou (under-construction)
  - ✓ Beijing to Shanghai (under-construction)
  - ✓ Haerbin to Dalian (under-construction)



2008

- First Time Export to European Market
- Participated in:
  - ✓ Beijing to Shijiazhuang to Wuhan (under-construction)
  - ✓ Shanghai to Hangzhou (under-construction)
  - ✓ Wuhan to Jiujiang (under-construction)



Management

	Title	Years in Industry	Biography
Liu Yabin	Chairman/CEO & General Manager	27	• Co-founder • Director of research and senior engineer in China Academy of Railway Science for 14 years • Bachelors degree in in mechanics • English Speaking
Zhang Fude	Deputy General Manager	27	• Co-founder • Engineer in the locomotive operations and internal combustion engine department of Beijing Railway Bureau for 14 years • Bachelors degree in in mechanics
Liu Liguo	Vice General Manager of Sales	14	• Co-founder • Bachelors degree in construction machinery • Fluent in English

Industry Overview



WOWJOINT

China's Transportation Infrastructure Plan (2009-2020)

Approximately **$730 billion** applies to railways


680
50
2009
2010-2020F

Approximately **$180 billion** focuses on highways


160
20
2009
2010-2020F

Source: National Development and Reform Commission, Wefore Report

China's Economic Stimulus Package (2009-2010)

Approximately **$250 billion** for transportation infrastructure


$588 billion stimulus package
Rural infrastructure development
Independent innovation
Post-disaster reconstruction
Affordable housing
Ecology and environment
Health, culture, education
Railways, highways, airports, power grid
9.3%
4.0%
25.0%
45.0%
7.0%
8.8%
1.0%

Source: National Bureau of Statistics of China

Chinese Market Overview (continued)
Demand from Rail Construction

Estimated Market Demand Related to the Construction of
High-speed and Conventional Railways (2009-2020)



USD Billion
3
2
1
0
1.1
1.6
1.9
2.8
Special Carrier
Launching Gantry
Tyre Trolley
Integrated Launching Carrier



Unit: Set
1000
800
600
400
200
0
450
900
900
500
Special Carrier
Launching Gantry
Tyre Trolley
Integrated Launching Carrier

- $11.9 billion estimated market for lifting and carrying equipment from 2009-2020
- Approximately $6 billion applicable to current Wowjoint products

Source: Railway Construction, Industry Forecast

Competitive Advantages



Leading Market Position

WOWJOINT

Leader in Customized Heavy Lifting & Carrying Equipment

Market Position of Wowjoint's Main Products by Contractual Sales in Railway Construction[1]

Equipment	Position	Competitors
Heavy [2] Launching Gantry	2	Wowjoint Beidaihe Tonglian Jixie Co., Ltd Zhengzhou Dafang Bridge-Machine Co., Ltd China Railway Engineering Machinery Research & Design Institute China Railway Jiujiang Bridge Engineering Co., Ltd
Heavy [2] Tyre Trolley	2	Wowjoint Beidaihe Tonglian Jixie Co., Ltd Zhengzhou Dafang Bridge-Machine Co., Ltd China Railway Engineering Machinery Research & Design Institute China Railway Jiujiang Bridge Engineering Co., Ltd
Heavy [2] Special Carrier	2	Wowjoint Zhengzhou Dafang Bridge-Machine Co., Ltd Beidaihe Tonglian Jixie Co., Ltd China Railway Engineering Machinery Research & Design Institute China Railway Jiujiang Bridge Engineering Co., Ltd
Integrated Launching Carrier	1	Wowjoint No Competitors

(1) Wowjoint is the only provider of integrated launching carriers in China, with a 100% market share. Main customers of the product are China Railway Construction and China Railway Group

(2) Heavy constitutes equipment designed to handle 900 tons and above

(3) Competitors are not ranked by market share

Source: Company data

Blue Chip Customer Base

WOWJOINT

Established Quality Blue Chip Customer Base

中国铁建

China Railway Construction Corporation Limited (Hong Kong Exchange 1186.HK)
- One of the largest railway construction conglomerates in China

China Railway Group Limited (Hong Kong Exchange 0390.HK)
- A diverse railway conglomerate in China

China Communications Company Limited: (Hong Kong Exchange 1800.HK)
- One of the largest construction and service companies in highway, railway, port and dredging projects

Sinohydro Corporation
- One of the leading players in the engineering and construction of hydropower and hydraulic works; also a strong player in China water diversion projects

Access to Important Infrastructure Construction Projects


XINHUANET
Railways


Express Roads


Bridges


Seaports


Special Projects

Advanced Research and Development

WOWJOINT

Strong R&D Enables Wowjoint to Retain Leading Competitiveness and Win Contracts

R&D Team

- 35-member engineering team focuses on product development and design
- Strategic partnership with Beijing Jiaotong University
  - Involved in establishing standards and strategic planning of China's rail infrastructure

Patents	Products	Projects
Only Domestic Provider with Unique Patents	**Customized Equipment Meet a Wide Range of Construction Project Demands:**	**Technically Demanding and High Profile Infrastructure Projects:**
› 7 patents › 8 patents pending	› Special Launching Carrier with Bridge › Special Launching Gantry for moving through tunnels › Marine Hoist	› Shanghai Maglev Line › Beijing to Tianjin High-Speed Railway › Beijing to Shanghai High-Speed Railway

Growth Drivers



Growth Drivers

WOWJOINT

- Domestic infrastructure spending
  - National infrastructure plan
  - Infrastructure stimulus package
- Construction subcontracting
  - Capture subcontractor margin on construction sites employing Wowjoint products
  - Contractors currently require Wowjoint to provide testing and training on site to begin each project
- Capital Equipment Leasing
  - Hold high demand products in inventory
  - To deploy on a leased versus sale basis

Business Operations






Production Facilities

WOWJOINT



Beijing
Tongzhou



万桥兴业机械有限公司
WOWJOINT MACHINERY CO

- Located in near Beijing, 10 miles south of Beijing Airport
- 333,659 square-foot across three facilities
- Total staff of 188, of which 65 are engineers and technicians

Steel Structure Manufacturing Workshop





Assembly Workshop





Testing Workshop (Outdoor)





WOWJOINT

Current Products

1 Special Carrier Series

Equipment for handling heavy and bulky loads



- Straddle Carrier/Mobilift
- 450, 900MT Special Carrier
- Slab Mobilift with Double Cantilevers

2 Tyre Trolley Series

Equipment for transporting large and heavy loads



- Flat Tyre Trolley
- Tyre Trolley for Box Beam with 17 axles
- Tyre Trolley for Box Beam with 16 axles

3 Launching Gantry Series

Equipment for erecting bridges and viaducts



- 450,900,1400MT Launching Gantry with Shorter Under-bridge
- 450,900,1400MT Integrated Launching Carrier
- Span by Span Launching Gantry

4 Integrated Launching Carrier

Special Equipment



- Combination of Gantry, carrier and Trolley
- 450, 900MT
- Going through tunnels

Primary Products (continued)

Marine / Port Use and Products in Development

WOWJOINT

Current Products

5 Marine Hoist Series

Equipment for handling large boats and yachts



- Marine Hoist (25MT) for Tour Boat
- Marine Hoist from 10MT to 1500MT

6 Special Purpose Equipment

Equipment for special construction purpose



- Telescopic Spreader for Straddle Carrier
- Straddle Carrier 60MT for Handling Railway Panels

Products in Development

1 Special Purpose Equipment

Railway and elevated road maintenance and inspection vehicle



- Constant tension cable unrolling vehicle
- Elevated road inspection vehicle
- No comparable products in China

2 Special Purpose Equipment

Equipment for loading and unloading containers



- Self- loading container carrier
- No comparable products in China currently

CHARDAN CAPITAL MARKETS

Financial Performance



Historical Financial Performance Summary [1]

WOWJOINT

Revenue



USD Million
YoY Growth Rate:23.2%
50
40
30
20
10
0
36.2
44.6
2008
2009

Gross Profit / Gross Margin



USD Million
YoY Growth Rate:118.0%
15
10
5
0
40%
30%
20%
10%
0%
6.1
16.9%
13.3
29.8%
2008
2009
Gross profit
Gross Margin

Operating Profit / Operating Margin



USD Million
YoY Growth Rate:147.7%
15
10
5
0
30%
20%
10%
0%
4.4
12.2%
10.9
24.4%
2008
2009
Operating Profit
Operating Margin

Net Profit / Net Margin



USD Million
YoY Growth Rate:151.3%
15
10
5
0
25%
20%
15%
10%
5%
0%
3.9
10.8%
9.8
22.0%
2008
2009
Net Profit
Net Margin

Notes:
(1) Company's fiscal year ends on August 31 ,and all financial data included in this sector are from audit reports

Balance Sheet Key Figures

WOWJOINT

USD Thousands	FY2008A	FY2009A
Cash and Cash Equivalents	1,438.1	1,895.2
Accounts Receivable, Net	12,727.7	14,447.4
Inventories	4,982.3	2,866.2
Costs and Estimated Earnings in excess of Billings	1,954.1	5,649.5
Property, Plant & Equipment	1,541.1	1,677.5
Intangible Net Assets	1,073.4	1,046.7
Other	9,971.2	2,337.9
Total Assets	**33,687.9**	**29,920.4**
Short-term Loans	730.4	730.9
Accounts Payable and Accrued Expenses	11,430.1	5,648.9
Taxes Payable	2,427.5	5,144.8
Other	10,948.5	452.8
Total Liabilities	**25,536.5**	**11,977.5**
Total Stockholders' Equity	**8,151.4**	**17,942.9**
Total Liabilities and Stockholders' Equity	**33.687.9**	**29,920.4**

Income Statement Key Figures

WOWJOINT

USD Thousands	FY2008A	FY2009A
Revenue, net	$ 36,233.4	$ 44,622.2
COGS	30,178.6	31,299.4
Gross profit	**6,054.8**	**13,322.7**
SG&A (exl. D&A)	1,526.9	2,185.9
EBITDA	**4,528.0**	**11,136.9**
D&A	169.1	240.2
Operating profit (EBIT)	**4,358.8**	**10,896.7**
Interest expense, net	24.8	21.6
Bank expense	19.3	11.9
Foreign currency exchange loss	-	203.7
Other expense (income)	3.3	36.5
Earnings before income tax	4,311.3	10,622.9
Income tax expenses	372.0	839.2
Net earnings	**$ 3,939.4**	**$ 9,783.8**

Financial Ratios

WOWJOINT

	FY2008A	FY2009A
PROFITABILITY		
Gross Margin	16.71%	29.86%
Net Profit Margin	10.87%	21.93%
Return on Equity	48.33%	54.53%
Return on Total Assets	11.69%	32.70%
TURNOVER		
Accounts Receivable Turnover	2.85X	3.09X
Current Asset Turnover	1.17X	1.66X
Inventory Turnover	7.72X	15.5X
Accounts Payable Turnover	6.75X	10.88X
LIQUIDITY		
Current Ratio	1.22X	2.25X
Quick Ratio	0.56X	1.38X
SOLVENCY		
Liabilities / Equity	3.13X	0.67X
Interest Coverage	175.19X	505.08X

Investment Highlights



- $22 million (assuming 35% redemption)
  - $7.0 million for contracting and leasing inventory
  - $6.5 million for working capital
  - $4.5 million for R&D
  - $2.0 million for capital expenditures
  - $2.0 million for transaction expenses

Summary

1. Unique Market Opportunity
2. Leading Provider of Customized Heavy Lifting and Carrying Equipment
3. Advanced R&D and In-House Design Capabilities
4. Well-Established Blue Chip Customer Base
5. Management Interest Aligned with that of Public Shareholders

WOWJOINT

Appendix



Investment Thesis

Unique Opportunity in Fast Expanding Market

WOWJOINT

Significant Opportunity in Construction Equipment & Machinery Market from China's Intensive Infrastructure Investment Plans

Infrastructure Investment in China

- Over $1,100 billion spending on infrastructure construction from 2009 to 2020

Project	Investment Plan
Railways	$730 billion on railway construction, 2009-2020
Highways	$ 165 billion on "7918 Network", 2009- 2020
City Rail Transit Lines	Total $170 billion investment, 2010-2013
South–North Water Diversion Project	Total $80 billion investment, 2009-2020

Source: National Bureau of Statistics of China

China's Railway Network

Total length of railways



2009
2020
87,000km
120,000km
+ 33,000 km

Unit: billion	2009	2020F	Growth Rate
Passenger Throughput	1.8	5.0	177.7%
Cargo Throughput	3.7	5.0	35.1%

Source: Ministry of Railway; Essence Security

China's Highway Network

Total length of highways



2009
2020
63,000km
100,000km
+ 37,000 km

Unit: billion	2009	2020F	Growth Rate
Passenger Throughput	24.5	36.5	49.0%
Cargo Throughput	15.9	19.9	25.2%

Source: Ministry of Transport; CITICS

CHARDAN

Chinese Market Overview (supplementary)
Demand for Heavy Lifting & Carrying Equipment

WOWJOINT

Estimated Market Demand Related to the Construction of **High-Speed Railways** (2009-2020)

- $11.9 billion estimated market for lifting and carrying equipment for the planned 33,000km new railways from 2009-2020; approx. 60% is estimated to be elevated tracks
- One set of lifting and carrying equipment is required for approx. every 15-25km elevated tracks and viaducts
- 900-1400MT launching carriers and/or cantilever launchers are required
- Wowjoint's proprietary product – the 'Integrated Launching Carrier' is designed for mountainous regions and tunnels where the most of the railways are to be constructed

Source: China Railway Engineering Corp & Company Data



Demand
Unit: Set
1000
800
600
400
200
0
450
900
900
500
Special Carrier
Launching Gantry
Tyre Trolley
Integrated Launching Carrier
USD Billion
3
2
1
0
1.1
1.6
1.9
2.8
Special Carrier
Launching Gantry
Tyre Trolley
Integrated Launching Carrier

Source: Railway Construction, Industry Forecast

WOWJOINT

Estimated Market Demand Related to the Construction of

Subways and Intercity Railways (2010-2013)

- $170 billion estimated investment in subways and intercity railways
- $100 million estimated market demand for relevant construction products over next 3 years
- 450MT integrated launching carriers and/or cantilever launchers are required to construct subways and intercity railway lines, assuming 30% are elevated tracks

Demand


Unit: Set
50
40
30
20
10
0
20
40
450-ton Integrated Launching Equipment
Cantilevel Launching Equipment


USD Million
60
40
20
0
58
12
450-ton Integrated Launching Equipment
Cantilevel Launching Equipment

Source: Company Data

Potential Market Demand

WOWJOINT

Railway and Bridge Maintenance (2010-2020)

- Railway and elevated track bridge maintenance and inspection vehicles are in demand
- Wowjoint is currently developing the following equipment:
  - Elevated track inspection vehicles
  - Multi-function maintenance vehicles tailored to maintain railway cable and tracks

Source: Company Data

Marine Hoist (2010-2020)

- Wowjoint has already successfully developed and sold Marine Hoists for vessels
- Wowjoint is currently developing a self-loading container carrier

Source: Company Data

Business Model

WOWJOINT



Project Sourcing
Manufacturing
Delivery
Market research
Bidding
Custom design
Negotiating & contracting
Cabinet fabrication
Machining process
Hydraulic / Electronic system
Component assembling
Testing
Dismantling products into components
Shipping to construction site
On-site installation
Maintenance

Business Strategy

Development Strategy

Product Innovation	Expansion of Production Capacity	Market Presence and Penetration	Accretive Acquisition Strategy
■ Continue developing products to widen consumer base ■ Deliver higher product quality and technology for higher profit margin	■ Build new facilities to enhance production capacity ■ Strengthen cooperation with outsourcing partners	■ Expand globally to serve new markets ■ Enhance marketing activities to maintain domestic brand leadership	■ Expand product lines and customer base - Enter into railway maintenance ■ Direct financial benefits from accretive acquisitions ■ Save transportation and fabrication costs

Advanced In-House Design Capabilities

Advanced design capabilities with unique proprietary technology enable Wowjoint to satisfy different customers' needs and open up opportunities

Customized Equipment to Meet a Wide Range of Customers' Requirements

Application

- Terrain
- Construction sites
- Tunnel cross-section
- Tunnel total length
- Axle load etc.

Design

- Launching gantry for special applications, such as tunnel cross section, different piers and special bridge beams
- Span by span launching gantry to reduce load degree
- Tyre trolley to transport the box beams through tunnel

Seven Valuable Patents



Only Domestic Provider with Unique Patents

- Integrated Launching Carrier with Bridge
- Special Launching Gantry for moving through tunnels
- Marine Hoist

Sales and Marketing

WOWJOINT

Sales Force

11-person sales team

Responsible for communication with clients, market research, follow-up surveys and feed-back collection

Average sales cycle: 3-5 months

Primary focus on construction companies in the below sectors:

- Railways
- Highways
- Airports
- Seaports

Marketing Activities

PR network with private and government agencies

Takes part in industry technology symposiums to improve products

Brand Leadership:

- Press conferences
- Trade shows
- Exhibitions
- Advertising
  - ✓ Industry magazines
  - ✓ Trade newspapers

Transaction Terms

WOWJOINT

China Fundamental Pre-Merger Capitalization	• 4,256,250 shares (issued in IPO at $8.00) • 4,256,250 warrants (issued in IPO with $5.00 strike) • 1,064,062 units comprised of one ordinary share and one warrant with a $5.00 strike • 1,944,444 warrants issued to Private Placement Investors pre-IPO • Underwriter UPO to purchase 225,000 units at an exercise price of $10.00

Wowjoint Consideration	• Issued to Wowjoint shareholders at close:
	  • 5.70 million shares
	  • Additional 2.80 million shares if funds left to the combined company are less than $1,250,000
	• Issued to Wowjoint shareholders when certain share price targets are achieved or exceeded:
	  • 200,000 shares issued if the stock trades above $10.00 for 180 of 360 days by the second anniversary
	  • 200,000 if the stock trades above $13.80 for 180 of 360 days by the third anniversary
	  • 100,000 if the average daily trading volume is at least 200,000 shares for three consecutive months during the period from closing to the second anniversary

Capitalization	• Assuming 35% redemption:
	  • 9.53 million primary shares outstanding
	• Further assuming all 7.26 million outstanding warrants are exercised
	  • 17.29 million shares outstanding on a fully diluted basis
	  • 12.25 million shares outstanding using the treasury stock method

Lock-up	• No selling shareholders • 48 month lock-up for 85% of Wowjoint management members' shares
Shareholder Vote	• Requires (1) approval from a majority of China Fundamental shareholders and (2) less than 35% of the ordinary shares held by shareholders voting against the acquisition and electing to redeem their shares

Post Business Combination Capitalization

WOWJOINT

Wowjoint Post Business Combination Capitalization Assuming 35% Share Redemption

	Common	Warrants	Earn Out Shares	Initial	Post Warrants	Fully Diluted
Wowjoint Shareholders	5,700,000 [1]		500,000	5,700,000	5,700,000	6,200,000
SPAC Shareholders	2,766,563	4,256,250		2,766,563	7,022,813	7,022,813
SPAC Mgmt and Investors	1,064,062	3,008,506		1,064,062	4,072,568	4,072,568
Total	9,530,625	7,264,756	500,000	9,530,625	16,795,381	17,295,381

[1] Additional 2,800,000 shares if funds left to the combined company are less than $1,250,000

Earn Out Shares

Share Price / Volume Target	$10.00	$13.80	Avg. daily trading volume greater than 200,000 shares for three consecutive months from close to year two
Shares	200,000	200,000	100,000

Wowjoint Equipment Deployment Locations in China

WOWJOINT


“十一五”铁路网规划图

CHARDAN
CAPITAL MARKETS